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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ August 2007

PEDIMENT EXPLORATION LTD.
(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Material Change Report: August 21, 2007
2. Cover Letter: August 29, 2007
3. Interim Financial Statements: August 29, 2007
4. Management Discussion and Analysis
5. Form 52-109F2 Certification of Interim Filings, CEO: August 29, 2007
6. Form 52-109F2 Certification of Interim Filings, CFO: August 29, 2007

Indicate by check mark whether the Registrant files annual reports under cover of
Form 20-F or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                      Yes ___   No <u>xxx</u>

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

Form 51-102F3
Material Change Report

Item 1:   Name and Address of Company

PEDIMENT EXPLORATION LTD.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1L6
(the "Company")

Item 2   Date of Material Change

August 21, 2007.

Item 3   News Release

The news release was disseminated on August 22, 2007 by way of Stockwatch.

Item 4   Summary of Material Change

The Company has completed a non-brokered private placement of 4,050,000 units for gross proceeds of $6,075,000.

Item 5   Full Description of Material Change

5.1   Full Description of Material Change

The Company has completed a private placement of 4,000,000 units for gross proceeds of $6,000,000. The Private Placement was oversubscribed by 50,000 Units for additional proceeds of $75,000. Each unit consists of one common share in the capital of the Company and one half of one non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one common share in the capital of the Company for $2.00 until February 21, 2009. All securities issued are subject to a hold period until December 22, 2007.

In connection with the Offering, the Company paid PI Financial Corp. and Haywood Securities Inc. an aggregate of $325,050 and issued 60,500 Units (at a price of $1.50 per Unit) and 307,200 finder warrants. Each finder warrant will be exercisable to acquire one common share of the Company at a price of $2.05 per share until February 21, 2009 and each Unit having the same terms as the Units described above.

The insider group consisted of two members, Gary Freeman and Michael Halvorson who subscribed for an aggregate of 50,000 Units.

The Company plans to use the proceeds from the private placement to further the Company's San Antonio gold exploration project in Baja Mexico, and for future acquisitions and general corporate purposes.

The transaction was unanimously approved by the Board of Directors of the Company, acting in good faith, and having determined that the terms of the financing are reasonable in Company's circumstances.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

August 23, 2007.



VIA SEDAR

**TO: British Columbia Securities Commission
        Alberta Securities Exchange
        TSX Venture Exchange**

Attention: Corporate Reporting

August 29, 2007

Dear Sirs:

<u>Re: Pediment Exploration Ltd.</u>

We confirm that the following documents are filed on SEDAR:

- June 30, 2007 Interim Financial Statements

- Management report to the Shareholders

We declare that on August 29, 2007 the above documents were sent by prepaid mail to those shareholders on the Corporation's supplemental mailing list. However, we have not mailed material to shareholders in cases where notices or other documents have been returned undelivered by the Post Office on three consecutive occasions.

Yours truly,

PEDIMENT EXPLORATION LTD.

"Dayna Caouette"

Dayna Caouette
Corporate Secretary

PEDIMENT EXPLORATION LTD.

Consolidated Financial Statements
(An Exploration Stage Company)
Quarter Ended June 30, 2007 and 2006

NOTICE

The accompanying unaudited consolidated financial statements of Pediment Exploration Ltd. (An Exploration Stage Company) for the nine-month period ended June 30, 2007 have been prepared by management and have not been subject to review by the Company's auditor.

PEDIMENT EXPLORATION LTD.
Consolidated Balance Sheet
(An Exploration Stage Company)
(Unaudited – Prepared by Management)

	June 30, 2007	September 30, 2006
	(unaudited)	
Assets		
Current		
Cash and cash equivalents	$ 5,485,994	$ 4,644,106
Amounts receivable	328,556	136,851
Due from related parties	10,784	0
Prepaid expenses	18,596	1,777
Total Current Assets	5,843,930	4,782,734
Mineral Properties (note 4)	2,724,551	1,029,143
Equipment (note 3)	35,611	32,048
Total Assets	$ 8,604,092	$ 5,843,925
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 111,298	$ 117,137
Due to related parties	0	3,051
Total Current Liabilities	111,298	120,188
Shareholders' Equity		
Share Capital (note 5)	32,515,039	28,584,935
Contributed Surplus (note 5(g))	1,355,761	1,086,426
Deficit	(25,378,006)	(23,947,624)
Total Shareholders' Equity	8,492,794	5,723,737
Total Liabilities and Shareholders' Equity	$ 8,604,092	$ 5,843,925

Nature of operations (note 1)
Subsequent events (note 8)

Approved on behalf of the Board:

"Bradley T. Aelicks" (signed)
_____
Bradley T. Aelicks, Director

"Gary Freeman" (signed)
_____
Gary Freeman, Director
See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
Consolidated Statement of Operations and Deficit
(An Exploration Stage Company)
(Unaudited – Prepared by Management)

	Three Months Ended June 30		Nine Months Ended June 30	
	2007	**2006**	**2007**	**2006**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expenses				
Investor relations and promotion	$ 17,128	$ 131,219	$ 165,719	$ 331,824
Stock based compensation	24,795	668,748	336,269	668,748
Consultants and sub-contractors	117,853	57,518	327,266	149,263
Office and administration	220,566	34,647	378,014	68,167
Salaries	27,032	4,506	87,138	4,506
Travel	40,656	49,329	100,482	117,389
Legal and audit	43,989	14,856	83,414	63,719
Transfer agent, listing and filing fees	7,860	13,795	24,575	29,441
Interest and bank charges	1,644	0	3,559	0
Property costs	0	0	0	(51,975)
Amortization	0	191	0	447
	501,523	974,809	1,506,435	1,381,529
Other Expenses (Income)				
Investment and other income	(5,548)	(34,771)	(63,349)	(65,456)
Foreign exchange loss (gain)	68,587	(15,649)	(12,705)	(3,093)
	63,039	(58,468)	(76,054)	(68,549)
Net Loss for Period	564,562	916,341	1,430,382	1,312,980
Deficit, Beginning of Period	24,813,444	22,756,981	23,947,624	22,360,342
Deficit, End of Period	$ 25,378,006	$ 23,673,322	$ 25,378,006	$ 23,673,322
Loss per Share	$ (0.02)	$ (0.04)	$ (0.06)	$ (0.07)
Weighted Average Number of Common Shares Outstanding	24,961,364	22,975,243	24,159,027	19,296,217

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
Consolidated Statement of Cash Flows
(An Exploration Stage Company)
(Unaudited – Prepared by Management)

	Three Months Ended June 30		Nine Months Ended June 30	
	2007	**2006**	**2007**	**2006**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities				
Net loss	$ (564,562)	$ (916,341)	$ (1,430,382)	$ (1,312,980)
Items not involving cash				
Amortization	0	191	0	447
Stock-based compensation	24,795	668,748	336,269	668,748
Changes in non-cash working capital				
Amounts receivable and prepaids	2,871	(97,579)	(208,524)	(145,049)
Accounts payable and accrued liabilities	(9,531)	(3,461)	(5,839)	(126,245)
Cash Used in Operating Activities	(546,427)	(348,442)	(1,308,476)	(915,079)
Investing Activities				
Purchase of equipment	1,412	(19,733)	(3,563)	(22,033)
Mineral property costs, net of recoveries	(745,316)	(231,119)	(1,686,808)	(419,261)
Cash Used in Investing Activities	(743,904)	(250,852)	(1,690,371)	(441,294)
Financing Activities				
Shares issued for cash	892,773	1,101,586	3,854,570	6,038,298
Due from related parties	(1,159)	0	(13,835)	0
Cash Provided by Financing Activities	891,614	1,101,586	3,840,735	6,038,298
Increase (Decrease) in Cash and Cash Equivalents	(398,717)	502,292	841,888	4,681,925
Cash and Cash Equivalents, Beginning of Period	5,884,711	4,591,743	4,644,106	412,110
Cash and Cash Equivalents, End of Period	$ 5,485,994	$ 5,094,035	$ 5,485,994	$ 5,094,035

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

1.   **NATURE OF OPERATIONS**

The Company is an exploration stage company governed under the *Business Corporations Act* (British Columbia) and its principal business activity is the acquisition, exploration and development of resource properties.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

(a)   Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Compania Minera Pitalla, S.A. de C.V. ("Pitalla") and Pediment Exploration Mexico, S. de C.V. All significant intercompany transactions and balances have been eliminated.

(b)   Basis of presentation

These interim unaudited financial statements for the nine months ended June 30, 2007 should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended September 30, 2006. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the September 30, 2006 annual financial statements. Certain of the comparative figures have been reclassified to conform to the current period's presentation.

(c)   Use of estimates

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the determination of rates for amortization, estimated balances of accrued liabilities, the assumptions used in the calculation of stock-based compensation expense, and the estimated carrying value of mineral properties. Actual results could differ from those estimates.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

3.   EQUIPMENT

		June 30, 2007			September 30, 2006
	Cost	Accumulated Amortization	Net		Net
		(unaudited)			
Machinery and equipment	$ 27,798	$ 1,095	$ 26,703	$	21,185
Computer equipment	10,863	1,955	8,908		10,863
	$ 38,661	$ 3,050	$ 35,611	$	32,048

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

4.   MINERAL PROPERTIES

Capitalized mineral property expenditures are as follows:

	Caborca Project	Las Colinas Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Other Projects	Total
Balance, September 30, 2005	$ 55,696	$ 32,194	$ 55,082	$ 70,568	$ 26,823	$ 27,428	$ 9,707	$ 133,343	$ 410,841
Deferred exploration costs									
Mining concessions	12,756	1,515	4,108	4,226	0	64,459	0	4,305	91,369
Geological services	20,834	87,406	23,510	24,848	2,676	1,338	1,338	13,899	175,849
Tax on surface	10,607	5,326	5,169	6,365	1,558	0	0	2,214	31,239
Sampling and test	0	118,526	0	0	0	0	0	0	118,526
Fuel and gas	222	1,617	81	222	0	0	0	0	2,142
Travel expenses	2,700	11,422	311	2,700	0	0	0	0	17,133
Stationery	146	98	174	188	28	14	14	84	746
Miscellaneous	12,302	74,468	21,554	26,180	9,252	4,626	4,626	28,290	181,298
Total expenditures for year	59,567	300,378	54,907	64,729	13,514	70,437	5,978	48,792	618,302
Balance, September 30, 2006	115,263	332,572	109,989	135,297	40,337	97,865	15,685	182,135	1,029,143
Deferred exploration costs									
Salaries and wages	6,076	206,177	2,403	70,657	0	0	0	83,026	368,339
Geological services	17,994	145,386	0	0	0	0	0	0	163,380
Tax on surface	47	6,204	31	1,380	0	0	0	658	8,320
Sampling and test	63,020	416,737	630	211,414	0	0	0	124,450	816,251
Fuel and gas	529	2,309	803	7,815	0	0	0	5,362	16,818
Travel expense	3,459	13,144	1,079	4,149	0	0	0	3,599	25,430
Stationery	813	16,239	749	3,833	0	0	0	7,243	28,877
Miscellaneous	4,797	68,599	3,130	91,284	0	0	0	41,031	208,841
Rent	0	4,814	11,219	8,648				34,471	59,152
Total expenditures for the period	96,735	879,609	20,044	399,180	0	0	0	299,840	1,695,408
Balance, June 30, 2007 (unaudited)	$ 211,998	$ 1,212,181	$ 130,033	$ 534,477	$ 40,337	$ 97,865	$ 15,685	$ 481,975	$ 2,724,551

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

5.   SHARE CAPITAL

(a)   Authorized
          Unlimited common shares without par value

(b)   Issued

	Number of Shares	Amount
Balance, September 30, 2005	16,300,282	$ 23,857,950
Issued during the year		
For cash		
Exercise of warrants	1,334,300	559,330
Exercise of options	340,000	176,500
Private placements, net of issue		
costs (notes 5(c)(i), (ii) and (iii))	5,634,470	3,693,995
Conversion of contributed surplus to share		
capital on exercise of warrants	0	85,340
Conversion of contributed surplus to share		
capital on exercise of options	0	211,820
	7,308,770	4,726,985
Balance, September 30, 2006	23,609,052	28,584,935
Issued during the period		
For cash		
Exercise of warrants	3,182,915	2,100,432
Exercise of options	210,000	115,500
Private placement, net of issue costs		
(note 5(c))	2,149,002	1,638,638
For other consideration		
Shares for services	10,000	8,600
Conversion of contributed surplus to share		
capital on exercise of warrants	0	66,934
	5,551,917	3,930,104
Balance, June 30, 2007 (unaudited)	29,160,969	$ 32,515,039

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

5.   SHARE CAPITAL (Continued)

    (b)   Issued (Continued)

        As at September 30, 2005, a total of 3,377,037 common shares were held in escrow. In consideration of the divestiture of POD Book.com, 426,667 escrow shares will be cancelled upon expiry on July 30, 2007. Of the remaining 2,950,370 escrow shares, 295,036 escrow shares were released at the time of the TSX Venture Exchange (the "Exchange") notice approving the transaction and 442,554 escrow shares will be released every six months thereafter. As at March 31, 2007, there were 2,639,447 shares held in escrow.

    (c)   Private placements

        (i)   On January 24, 2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit for gross proceeds of $1,096,640. As part of a finder's fee arrangement, 16,905 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before January 24, 2007 (subsequent to September 30, 2006, extended to March 31, 2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement.

        (ii)   On March 17, 2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit for gross proceeds of $2,225,500. As part of a finder's fee arrangement, 66,813 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before March 17, 2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

        (iii)   On April 25, 2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750. As part of a finder's fee arrangement, 58,250 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before April 25, 2007. Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

5.   **SHARE CAPITAL** (Continued)

   (c)   Private placements (Continued)

      (iv)   On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit for gross proceeds of $1,226,252. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $1 per share on or before September 30, 2008. Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

      (v)   On May 2, 2007, the Completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per unit for gross proceeds of $436,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase on eadditional common share at a price of $1.05 per share on or before November 2, 2008 subject to a hold period until September 3, 2007.

   (d)   Stock options

   Pursuant to the policies of the Exchange, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

   A summary of the status of the Company's outstanding and exercisable stock options at June 30, 2007 and September 30, 2006 and changes during the period then ended is as follows:

	Outstanding		Weighted Average Exercise Price
Balance, September 30, 2005	1,075,000	$	0.50
Exercised	(340,000)	$	0.50
Cancelled	(75,000)	$	0.80
Granted	2,260,000	$	0.64
Balance, September 30, 2006	2,920,000	$	0.60
Exercised	(210,000)	$	0.55
Cancelled/Expired	(660,000)	$	0.62
Granted	675,000	$	0.70
Balance, June 30, 2007 (unaudited)	2,725,000	$	0.62

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

5.   **SHARE CAPITAL** (Continued)

(d)   Stock options (Continued)

The following summarizes information about options outstanding at June 30, 2007 (unaudited):

Expiry Date	Exercise Price		Number of Shares	Options Exercisable
February 1, 2008	$	0.77	75,000	18,750
February 1, 2009	$	0.80	50,000	37,500
April 4, 2009	$	0.85	100,000	25,000
February 12, 2010	$	0.60	275,000	68,750
July 21, 2010	$	0.50	265,000	265,000
July 21, 2010	$	0.63	470,000	470,000
February 1, 2011	$	0.60	200,000	200,000
April 25, 2011	$	0.80	475,000	237,500
August 2, 2011	$	0.55	590,000	400,000
February 12, 2012	$	0.60	50,000	12,500
March 23, 2012	$	0.73	75,000	18,750
April 27, 2012	$	0.78	100,000	25,000
			2,725,000	1,778,750

(e)   Share purchase warrants

At June 30, 2007, the Company has outstanding share purchase warrants to acquire an aggregate 1,074,501 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2006	Issued	Exercised	Expired	Outstanding at June 30, 2007
						(unaudited)
$ 0.35	December 31, 2006	300,000	0	(300,000)	0	0
$ 0.60	March 29, 2007	1,893,221	0	(1,771,331)	(121,890)	0
$ 0.80	March 31, 2007	856,750	0	(721,750)	(135,000)	0
$ 0.91	March 17, 2007	1,517,074	0	0	(1,517,074)	0
$ 0.91	April 25, 2007	434,959	0	(389,834)	(45,125)	0
$ 1.00	September 30, 2008	0	817,501	0	0	817,501
$ 1.05	November 2, 2008	0	257,000	0	0	257,000
		5,002,004	1,074,501	(3,182,915)	(1,819,089)	1,074,501

5.   SHARE CAPITAL (Continued)

(f)   Option compensation

The fair value of stock options granted, and which vested to directors, employees and consultants during the quarter, in the amount of $24,795, has been recorded as stock-based compensation expense during the quarter and allocated $13,573 to consultants and $11,222 to salaries. The fair value of stock options granted, and vested during the nine-months ended June 30, 2007, in the amount of $336,269 has been recorded as stock-based expense during the period and allocated $24,142 to consultants, $186,346 to salaries, and $125,781 to investor relations.

(g)   Contributed surplus

Balance, September 30, 2005	$	821,998
Stock-based compensation		561,588
Re-allocated to capital stock		(297,160)
Balance, September 30, 2006		1,086,426
Stock-based compensation		336,269
Re-allocated to capital stock		(66,934)
Balance, June 30, 2007 (unaudited)	$	1,355,761

6.   RELATED PARTY TRANSACTIONS

(d)   Management believes that legal fees paid or accrued to a law firm in which a director and officer of the Company is a partner are at prevailing commercial rates. The total amount of professional fees paid by the Company to the law firm during the nine months ended June 30, 2007 is $16,871.

(e)   The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	June 30, 2007		September 30, 2006
	(unaudited)		
Receivable			
Due from directors	$ 10,784	$	0
Payable			
Due to directors	$ 0	$	3,051

(f)   Consulting fees in the amount of $151,215 were paid to directors of the Company during the nine months ended June 30, 2007.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

7. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)**

    (a)   Recent accounting pronouncements

        (i)   In December 2004, FASB issued Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supercedes the Company's current accounting under APB 25.

               SFAS 123(R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company's financial statements as it already applies the fair value method of accounting for its stock options.

        (ii)   FAS 153, *Exchanges of Non-Monetary Assets.* The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company's financial statements.

        (iii) FIN 46(R), *Consolidation of Variable Interest Entities*, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46, or Interpretation 46 (R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities is required in financial statements for periods other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company's financial statements.

7.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

    (a)   Recent accounting pronouncements (Continued)

        (i)   SFAS 154, *Accounting Changes and Error Corrections*. This new standard replaces APB Opinion No. 20, *Accounting Changes*, and FASB 3, *Reporting Accounting Changes in Interim Financial Statements*. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company's financial statements.

        (ii)   SFAS 157, *Fair Value Measurements*. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company's financial statements.

        (iii)   On July 13, 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

    (b)   Exploration expenditures

    Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized. Under US GAAP, exploration costs are expensed as incurred.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

7.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(c)   Reconciliation of total assets, liabilities and shareholders' equity

	June 30, 2007	September 30, 2006
	(unaudited)	
Total assets for Canadian GAAP	$ 8,604,092	$ 5,843,925
Adjustments to US GAAP – deferred expenditures	(2,724,551)	(1,029,143)
Total assets for US GAAP	$ 5,879,541	$ 4,814,782
Total liabilities per Canadian GAAP	$ 111,298	$ 120,188
Total liabilities for US GAAP	$ 111,298	$ 120,188
Total equity for Canadian GAAP	8,492,794	5,723,737
Adjustments to US GAAP – deferred expenditures	(2,724,551)	(1,029,143)
Total equity for US GAAP	5,768,243	4,694,594
Total equity and liabilities for US GAAP	$ 5,879,541	$ 4,814,782

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

7.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(d)   Reconciliation of loss reported in Canadian GAAP and US GAAP

	Three Months Ended June 30		Nine Months Ended June 30	
	2007	**2006**	**2007**	**2006**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Operations				
Net loss per Canadian GAAP	$ (564,562)	$ (916,341)	$ (1,430,382)	$ (1,312,980)
Expenditures on mineral properties	(745,316)	(231,119)	(1,686,808)	(419,261)
Net loss per US GAAP	$ (1,309,878)	$ (1,147,460)	$ (3,117,190)	$ (1,732,241)
Net loss per share in accordance with Canadian GAAP	$ (0.02)	$ (0.04)	$ (0.06)	$ (0.07)
Total differences	(0.03)	(0.01)	(0.07)	(0.02)
Net loss per share in accordance with US GAAP	$ (0.05)	$ (0.05)	$ (0.13)	$ (0.09)
Weighted average number of common shares outstanding	24,961,364	22,975,243	24,159,027	19,296,217

(e)   Comprehensive loss

	Three Months Ended June 30		Nine Months Ended June 30	
	2007	**2006**	**2007**	**2006**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss per US GAAP	$ (1,309,878)	$ (1,147,460)	$ (3,117,190)	$ (1,732,241)
Other comprehensive income loss	0	0	0	0
Comprehensive loss per US GAAP	$ (1,309,878)	$ (1,147,460)	$ (3,117,190)	$ (1,732,241)

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(f)   Statement of cash flows

	Three Months Ended June 30		Nine Months Ended June 30	
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$ (546,427)	$ (348,442)	$ (1,308,476)	$ (915,079)
Adjustments to net loss involving use of cash				
Write-off of expenditures on mineral interests	(745,316)	(231,119)	(1,686,808)	(419,261)
Net cash used in operating activities of continuing operations in accordance with US GAAP	(1,291,743)	(579,561)	(2,995,284)	(1,334,340)
Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(743,904)	(250,852)	(1,690,371)	(441,294)
Reclassification of expenditures on mineral property interests	745,316	231,119	1,686,808	419,261
Net cash used in investing activities of continuing operations in accordance with US GAAP	1,412	(19,733)	(3,563)	(22,033)
Net cash provided by financing activities of continuing operations in accordance with US GAAP	891,614	1,101,586	3,840,735	6,038,298
Net increase (decrease) in cash in accordance with Canadian and US GAAP	(398,717)	502,292	841,888	4,681,925
Cash and cash equivalents, beginning of period, in accordance with Canadian and US GAAP	5,884,711	4,591,743	4,644,106	412,110
Cash and cash equivalents, end of period, in accordance with Canadian and US GAAP	$ 5,485,994	$ 5,094,035	$ 5,485,994	$ 5,094,035

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)

8.   **SUBSEQUENT EVENTS**

(g)   In July 2007, the Company granted 175,000 stock options to a consultant at an exercise price of $1.50 per share exercisable until August 7, 2012.

(h)   In August 2007, the Company completed a non-brokered private placement and issued 4,000,000 units at a price of $1.50 per unit for gross proceeds of $6,000,000. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase on additional common share at a price of $2 per share on or before February 21, 2009 subject to a hold period until December 22, 2007.

Management Discussion, Quarter ended June 30, 2007

Preliminary Information

The following Management's Discussion and Analysis ("MD&A") of Pediment Exploration Ltd. (the "Company") should be read in conjunction with the accompanying un-audited financial statements for the 3 and 9 months ended June 30, 2007 and the audited financial statements for the year ended September 30, 2006 which is available at the SEDAR website at www.sedar.com.

All information contained in the MD&A is as of August 28, 2007 unless otherwise indicated. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in the report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Description of Business and Overall Performance

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development of resource properties in Mexico. The goals of the Company are to identify and develop mineral resource targets. The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage therefore there is no production, sales or inventory. The Company has financed its current operating and exploration activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company's future financial success is dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Company's control. Additional risk factors that may effect the financial statements and the risk factors related to mineral exploration and development are set out in the Company's Management Information Circular as filed via SEDAR on February 16, 2007, available at www.sedar.com.

The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they became payable.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting junior resource companies. The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

The reactivation of the Company through the acquisition in July 2004 to acquire a 100% interest in Minera Pitalla, S.A. de C.V. ("Pitalla") have reflected significant improvements in cash resources and working capital, increased operating expenditures, and an increase in its assets as the Company has proceeded with its acquisitions, property exploration and recent financings.

The Company now has an active office in Mexico with four geologists, and full bookkeeping and accounting capabilities. Over the past year, the Company has successfully moved four of its seven properties out of their grass roots status into nearing the drilling stage. The Company continues to advance these projects and expects to move additional projects into the drilling stage either through joint ventures or its own work programs, over the next four months. The Company has begun sampling on two more projects and the first drill program has begun at Las Colinas.

On November 30, 2006, the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment's Caborca project. The agreement allows Pediment to continue to focus on project acquisition and development of its extensive gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. Pediment will be the initial operator of the project.

On January 25, 2007, Inmet Mining Corp. served Pediment Exploration Ltd. with a notice of its intention to proceed with the joint venture. Inmet issued the first payment to Pediment for $50,000.

Results of Operations

The Company currently has no producing properties and consequently no operating income or cash flow.

The Company's accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned. At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned.

The Company currently does not have an operating mineral property. The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. The key determinants of the Company's operating results are the following:

(a)   the state of capital markets, which affects the ability of the Company to finance its exploration activities;

(b)   the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and

(c)   market prices for natural resources.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements. No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Selected Annual Information

       For the years ended September 30

	2006	2005	2004
Total revenues (Interest & other income)	117,721	553	0
Income (Loss) for the year	(1,587,282)	(1,135,237)	7,782
Earnings (Loss) for the year per share	(0.08)	(0.27)	0.00
Total assets	5,843,925	898,440	17,191
Total long-term financial liabilities	0	0	0

Summary of Quarterly Results

For the quarters ended

	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006
Total revenues	63,039	50,420	100,769	52,265
Income (Loss) for the year	(564,562)	(614,344)	(251,376)	(274,302)
Earnings (Loss) for the year per share	(0.02)	(0.03)	(0.01)	(0.01)

For the quarters ended

	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005
Total revenues	39,370	2,435	10,308	553
Income (Loss) for the year	(916,341)	(231,130)	(165,509)	(481,057)
Earnings (Loss) for the year per share	(0.04)	(0.01)	(0.01)	(0.09)

<u>Liquidity and Capital Resources</u>

At June 30, 2007, the Company had working capital of $5,732,632 compared to its September 30, 2006 working capital of approximately $4,662,546. The Company is able to meet its past and ongoing financial obligations at this time.

On January 24, 2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit for gross proceeds of $1,096,640. 16,905 additional units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before January 24, 2007 (extended to March 31, 2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement. On March 17, 2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit for gross proceeds of $2,225,500. 66,813 additional units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before March 17, 2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement. On April 25, 2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750.25. 58,250 additional units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before April 25, 2007. Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

Parts of the funds were to be used to cover the ongoing US$500,000 Phase 1 exploration program on the mineral projects of Pitalla. These mineral projects, and the recommended work program on them are the subject of a National Instrument 43-101 compliant report titled "Technical Report on the Pitalla Properties, Mexico", prepared for the Company by Mr. C. Stewart Wallis P.Geo., of Roscoe Postle Associates Inc. (the "Report"). The Report is available for viewing on SEDAR at www.sedar.com under the heading "Technical Report(s)".

On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit for gross proceeds of $1,226,252. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $1.00 per share on or before September 30, 2008. Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement. On May 2, 2007, the Company completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per unit for gross proceeds of $436,900. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $1.05 per share on or before November 2, 2008.

Disclosure and Financial Reporting Controls

The Company maintains accounting and internal control systems to provide reasonable assurance that all relevant and material information relating to the Company and required to be disclosed by regulatory authorities are recorded processed and summarized and reported. Management is satisfied with the effectiveness of the Company's disclosure controls and procedures employed during the year and more specifically, at June 30, 2007.

The Company has not made any change in internal controls over financial reporting during the past year.

Transactions with Related Parties

(a)   Management believes that legal fees paid or accrued to a law firm in which a director and officer of the Company is a partner are at prevailing commercial rates. The total amount of professional fees paid by the Company to the law firm during the nine months ended June 30, 2007 is $16,871.

(b)   The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	June 30, 2007	September 30, 2006
	(unaudited)	
Receivable		
Due from directors	$ 10,784	$ 0
Payable		
Due to directors	$ 0	$ 3,051

(c)   Consulting fees in the amount of $151,215 were paid to directors of the Company during the nine months ended June 30, 2007.

Subsequent Events

(d)   In July 2007, the Company granted 175,000 stock options to a consultant at an exercise price of $1.50 per share exercisable until August 7, 2012.

(e)   In August 2007, the Company completed a non-brokered private placement and issued 4,000,000 units at a price of $1.50 per unit for gross proceeds of $6,000,000. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase on additional common share at a price of $2 per share on or before February 21, 2009 subject to a hold period until December 22, 2007.

Additional information related to the Company is available on SEDAR at www.sedar.com.

"Gary Freeman"   August 29, 2007

Gary Freeman, President

FORM 52-109F2 – Certification of Interim Filings

I, Gary Freeman, President, and Chief Executive Officer for Pediment Exploration Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings),* of **Pediment Exploration Ltd.** (the "Issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer's internal control over financial reporting.

Date: August 29, 2007

"Gary Freeman"
Gary Freeman
President, and Chief Executive Officer

FORM 52-109F2 – Certification of Interim Filings

I, John Seaman, Chief Financial Officer for Pediment Exploration Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings),* of **Pediment Exploration Ltd.** (the "Issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer's internal control over financial reporting.

Date: August 29, 2007

"John Seaman"
John Seaman
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Pediment Exploration Ltd. -- SEC File No. 000-52509
(Registrant)


Date: September 7, 2007   By /s/ Gary Freeman
                               Gary Freeman, President/CEO/Director